Emeco Holdings Limited

SUPPL

11 February 2009

Exemption File No. 82-35011

RECEIVED
2009 MAR -5 P 1:45

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

09045506

Dear Sir/Madam

Re: Emeco Holdings Limited
<u>Rule 12g3-2(b) Exemption File No. 82-35011</u>

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Market Announcement – 11 February 2009 – 1H09 Earnings and Updated FY09 Guidance*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

For more information please contact me by telephone: +61 8 9420 0213 in Australia, facsimile: +61 8 9321 1366 or email: michael.kirkpatrick@emecoequipment.com.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed copy of this letter and returning it to me in the enclosed pre-paid envelope.

Thank you for your attention.

PROCESSED
MAR 10 2009
THOMSON REUTERS

Sincerely

M.Kirkpatrick

Michael Kirkpatrick
General Manager Corporate Services

Encl

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	11-Feb-2009
Time	09:30:54
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

FY09 first half earnings and updated full year guidance

Emeco Holdings Limited

ACN 112 188 815

Market release
11 February 2009

Emeco Holdings – 1H09 Earnings and Updated FY09 Guidance

Emeco Holdings Limited (ASX: EHL) today issued a preliminary overview of its first half earnings to 31 December 2008 and provided an update to 2009 full year earnings guidance due to ongoing market volatility currently being experienced.

31 December 2008 Interim Earnings Result

Emeco expects to report a record interim net profit after tax of $39.1 million for the six months ended 31 December 2008 representing a 27.9% increase on the prior corresponding period. Operating free cashflow (including net maintenance capex) is expected to be $51.4 million for the period. The results remain subject to final audit review.

The interim result, on an annualized basis, is in line with Emeco's previous earnings guidance of $75 - $81 million and reflects a strong operational contribution from Emeco's businesses in Australia, Canada, Indonesia and the US.

The Company continues to observe stable equipment asset values due to a combination of factors including exchange rate movements, production cuts by equipment manufacturers, differential pricing advantage of used over new equipment and general quality of the Emeco fleet due to its world class asset management practices. As a result Emeco expects to announce at its half year results net tangible assets per share of $0.82 as at 31 December 2008.

Outlook and FY2009 Guidance

At the Company's Annual General Meeting in mid November 2008, FY2009 earnings guidance was reaffirmed at $75 - $81 million, however it was noted that Emeco was not immune from the external global influences emerging at that time.

Since November 2008 the global economy and financial markets have continued to weaken, resulting in a rapid deterioration in the global mining and construction industries. In particular Emeco is experiencing an emerging decline in demand from customers exposed to base metals and coking coal and from customers forced to close mines due to commodity price pressure rendering them sub economic.

These declines have been to date partly offset by demand from customers exposed to thermal coal, gold and iron ore, and those looking to preserve capital and operating flexibility through the rental model. However, Emeco expects some earnings volatility in the short term as customers continue to adjust to the current operating environment.

Emeco believes downside risks to the previous FY2009 earnings guidance have now emerged and the Company *now anticipates net profit after tax for the full year to be in the range of $65 - $72 million*, broadly in line with average consensus estimates of approximately $70 million and FY2008 earnings of $67.5 million. Furthermore, the present market volatility and the uncertain global outlook for Emeco's customer base have significantly increased the uncertainty of any forecasts made in the current environment.

Despite an expected weaker second half, Emeco's rental model is expected to capitalise on opportunities resulting from tighter credit and operating conditions for its customers and the significant levels of infrastructure investment targeted by recently announced government initiatives. Management remains confident in the strength of Emeco's operating model and believes that it stands to benefit significantly in the longer term from these opportunities.

The Company remains well capitalised with significant headroom under its 3 year debt facility, which was renegotiated in August 2008 and is comfortably compliant with all of its debt covenants demonstrating its strong financial position. Emeco remains focused on improving operating cashflows through a continued focus on working capital management and capital expenditures.

Emeco CEO, Mr Laurie Freedman said; "Our Business model is sound, and the strength of Emeco is best demonstrated by the delivery of a record first half result. Our revised guidance is based on the back of extraordinary market conditions. We believe the quality of Emeco's fleet and its global diversification position the business very well to capitalise upon the return of normal market conditions, the expected boost from major infrastructure spending projects and a continuation of the capital preservation theme throughout the resource industry."

Emeco is scheduled to release its interim financial statements and further operational detail on Wednesday, 25 February 2009.

Further enquiries can be directed to:

Laurie Freedman
Chief Executive Officer
+61 8 9420 0222

Stephen Gobby
Chief Financial Officer
+61 8 9420 0222

END

About Emeco

Emeco is a leading global provider of heavy earthmoving equipment with offices in Australia, Indonesia, the Netherlands, Canada and the USA. Emeco has integrated rental, sales, parts, maintenance and procurement into a single business for high reliability, low-houred heavy earth moving equipment for the mining and civil construction sectors. Emeco is not aligned with any earthmoving equipment manufacturer. Its rental fleet comprises more than 1,000 machines and includes equipment manufactured by Caterpillar, Hitachi, Komatsu, Liebherr and Volvo.

Emeco's ordinary shares are traded on the Australian Stock Exchange under ASX code EHL.